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UBS V10 Currency Index with Volatility Cap
Monthly Performance Report - April 2011

●	Inflation sparks ECB, it is the first G3 bank to hike	AUD	6.2%
The Australian dollar was buoyed by broader US dollar concerns. The labour situation improved with a higher employment change and a lower unemployment rate. Q1 CPI exceeded the upper end of the RBA target range and made an August resumption of policy tightening more likely

●	Fed inaction sparks dollar weakness	NZD	6.4%	The New Zealand dollar was buoyed by broader US dollar concerns. The extent of after-effects from the February earthquake is still unknown and officials are concerned on currency strength
●	Maintaining a long carry position, the V10 Index registered an excess return of 3.65% at month end.	NOK	5.5%	Underlying inflation was far tamer at 0.8%. The unemployment rate managed to drop further to 2.8% and the trade balance came in at a relatively healthy NOK9.6bln
Index Description
The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, “Index” or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index).
The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis.
Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

CHF	6.2%	Economic conditions remain one of the strongest within the G10 and its gain against the dollar on the month is testament to the buoyant policy expectations relative to the US and Eurozone
JPY	2.4%
The post-intervention rally only extended into the first week of April as investors hoping for further coordinated action were disappointed. JPY rallied against the dollar towards the end of the month, as attempts to anchor policy expectations to the dovish side failed in the face of sustained selling of the greenback

USD	NA
The dollar had a rough April as the Fed kept policy unchanged. The Fed does appear to not be in a hurry to tighten policy but Fed Chairman Bernanke did say there was a low likelihood of QE3 and inflation remains a pressing concern

* All performance against USD

Performance Influencing Factors
April was relatively calmer following the shocks in March and monetary policy returned to the forefront. Inflation worries spurred action from the ECB and the Swedish Riksbank and ratcheted up expectations for policy tightening from the Australian RBA. Growth concerns likely delayed a BoE hike but persistent inflation in the UK means a hike is a question of when, not if. SNB officials have also begun mentioning upside risks to inflation, though currency strength could stave off any imminent rate hikes. Meanwhile, the RBNZ acknowledged the emergency rate cut would stay in place for some time and the BoJ remains accommodative. And the Fed remained unchanged as QE2 looks set to end as scheduled. The Fed’s inaction, though, when contrasted with other central banks, spurred broader-based dollar weakness. Dollar concerns overshadowed lingering sovereign debt worries or shaky fundamentals elsewhere and resulted in several pain trades, particularly for a stronger euro and Australian dollar. But while the pain trades continued, those same problems still bubbled under the surface.

With the global recovery still not on firm footing, market participants are awaiting data releases, to see if government officials could have made policy mistakes with their latest actions.
Source: UBS Research

V10 Index Behavior
Throughout the month, the V10 Currency Index remained in the long carry position, i.e. was long the high yielding currencies and short the low yielding currencies. V10 registered a gain of 3.65% by month end. Meanwhile, S&P total return for the month was 2.72%. The performance of the index since inception on 06 May 2009 has been 5.59%.

Graph 1: V10 and S&P 500 performance in April 2011

Source: UBS Investment Bank. Note: For illustration purposes only; SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.

31 Mar - 30 Apr	High-yielding: AUD, NZD, NOK
Low-yielding: CHF, JPY, USD

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Hypothetical and actual Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from May 6, 2009 through Apr 30, 2011.

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%									-5.2%

Source: UBS Investment Bank

Index performance and 65 day actual volatility

Index performance and volatility filter

For additional information please contact your financial advisor

Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance in April 2011

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Feb-11	Mar-11	Apr-11	Total Return1
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	9.36	9.08	9.38	-6.2%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	9.15	8.88	9.18	-8.2%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	9.29	9.02	9.33	-6.7%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	9.17	8.92	9.22	-7.8%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	9.15	8.84	9.15	-8.5%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	8.94	8.55	8.84	-11.6%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	9.10	8.68	9.00	-10.0%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	9.93	9.55	9.89	-1.1%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	10.11	9.41	9.80	-4.4%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	9.71	9.36	9.75	-4.9%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	9.53	9.06	9.46	-7.9%

1) Total return in the above table is calculated relative to public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer
This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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